

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F STREET, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 21, 2008

Ms. Brenda C. Barnes
Chief Executive Officer
Sara Lee Corporation
3500 Lacey Road
Downers Grove, IL 60515-5424

> **Re: Sara Lee Corporation**
> **Form 10-K for the Fiscal Year Ended June 30, 2007**
> **Filed August 29, 2007**
> **Form 10-Q for the Fiscal Quarter Ended September 29, 2007**
> **Filed November 7, 2007**
> **Schedule 14A Definitive Proxy Statement Filed September 14, 2007**
> **Response Letter Dated December 21, 2007**
> **Response Letter Dated February 27, 2008**
> **Response Letter Dated April 4, 2008**
> **File No. 001-03344**

Dear Ms. Barnes:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jill Davis
Branch Chief

cc: Ms. Helen N. Kaminski